AH 2-24-04

04001941

STATES
IANGE COMMISSION
Washington, D.C. 20549

UF 2-19-04

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AH FEB 17 2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 17 2004 WASH. D.C. 181

SEC FILE NUMBER
8-38747

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
KOBREN INSIGHT BROKERAGE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 WILLIAM STREET
(No. and Street)

WELLESLEY	MA	02481
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ERIC M. KOBREN (617) 369-2200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDBERG, HARDER, ADELSTEIN & CO., P.C.
(Name – *if individual, state last, first, middle name*)

132 LINCOLN STREET	BOSTON	MA	02111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ERIC M. KOBREN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KOBREN INSIGHT BROKERAGE, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

EMK [signature]

Signature

President

Title

[signature]

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Goldberg, Harder, Adelstein & Co., P.C.

Certified Public Accountants
Boston, Massachusetts

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Kobren Insight Brokerage, Inc.

We have audited the accompanying balance sheets of Kobren Insight Brokerage, Inc. as of December 31, 2003 and 2002, and the related statements of operations and deficit, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kobren Insight Brokerage, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The computations of net capital and the reconciliation between focus report and audited computation of net capital is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldberg, Harder, Adelstein & Co., P.C.

Certified Public Accountants

January 15 , 2004

KOBREN INSIGHT BROKERAGE, INC.
BALANCE SHEETS AT DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
CURRENT ASSETS:		
Cash	25,167	40,744
Accounts receivable	15,499	11,958
TOTAL CURRENT ASSETS	40,666	52,702
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Due to affiliate	15,499	24,000
	15,499	24,000
STOCKHOLDER'S EQUITY:		
Common stock, no par value, authorized 15,000 shares; issued and outstanding 1,000 shares	100	100
Additional paid-in capital	50,900	50,900
Deficit	(25,833)	(22,298)
	25,167	28,702
	40,666	52,702

See accompanying notes

KOBREN INSIGHT BROKERAGE, INC.
STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
OPERATING INCOME:		
Other revenues	123,645	115,219
OPERATING EXPENSES:		
Legal and accounting	2,100	2,100
Marketing expense	123,081	114,244
Office expenses	0	1
Regulatory fees and expenses	1,418	687
Taxes	581	541
	127,180	117,573
NET LOSS	(3,535)	(2,354)
DEFICIT, BEGINNING OF YEAR	(22,298)	(19,944)
DEFICIT, END OF YEAR	(25,833)	(22,298)

See accompanying notes

KOBREN INSIGHT BROKERAGE, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock Shares	Common Stock Par Value	Additional Paid in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, December 31, 2001	1,000	100	50,900	(19,944)	31,056
Net loss				(2,354)	(2,354)
Balance, December 31, 2002	1,000	100	50,900	(22,298)	28,702
Net loss				(3,535)	(3,535)
Balance, December 31, 2003	1,000	100	50,900	(25,833)	25,167

See accompanying notes

KOBREN INSIGHT BROKERAGE, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
OPERATING ACTIVITIES:		
Net loss	(3,535)	(2,354)
Increase (decrease) in cash resulting from changes in:		
Accounts receivable	(3,541)	376
Due to affiliate	(8,501)	11,666
NET CASH FROM (FOR) OPERATING ACTIVITIES	(15,577)	9,688
INCREASE (DECREASE) IN CASH	(15,577)	9,688
CASH, BEGINNING OF YEAR	40,744	31,056
CASH, END OF YEAR	25,167	40,744

See accompanying notes

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Kobren Insight Brokerage, Inc. was established June 23, 1987, under the laws of the Commonwealth of Massachusetts. The Company provides brokerage services in Massachusetts.

Revenue recognition - Revenue is recognized as reimbursable costs are incurred or as services are performed.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes - The Company has elected to have its income taxed directly to its shareholders in accordance with the S Corporation provisions of the Internal Revenue Code. Therefore, there is no provision for federal income taxes.

SUPPLEMENTAL FINANCIAL INFORMATION

KOBREN INSIGHT BROKERAGE, INC.
COMPUTATIONS OF NET CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Total Assets	40,666	52,702
Less Liabilities	15,499	24,000
Net Worth	25,167	28,702
Less Unallowable Assets	0	0
Net Capital	25,167	28,702

Per SEC Minimum Net Capital Rule 15c3-1(a)(2)(vi), Kobren Insight Brokerage, Inc. is a limited broker/dealer restricted to doing business in mutual funds and variable contracts only.

No material inadequacies have been found to exist during this audit.

KOBREN INSIGHT BROKERAGE, INC.
RECONCILIATION BETWEEN FOCUS REPORT AND AUDITED COMPUTATION
OF NET CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Net Capital per Focus Report (Part IIA)	25,167	28,702
Net Capital per Audited Financial Statements	25,167	28,702